Exhibit 99.25

CONSENT OF L. NKOY

The undersigned hereby consents to the use of their report entitled "Technical Report on the Westwood Complex, Québec, Canada" effective September 30, 2024 and signed January 9, 2025, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2025, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

By:	/s/ "Louis Nkoy Manda Mbomba"
Louis Nkoy Manda Mbomba, P.Eng. Superintendent, Mine Engineering
IAMGOLD Corporation

Dated: February 17, 2026